Exhibit 99.23

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Centerra Gold Inc.

We, KPMG LLP, consent to the use of our reports, dated February 23, 2021 and March 25, 2020, with respect to the consolidated financial statements included in this Registration Statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 12, 2021

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.